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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM T-3/A

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            ALL STAR GAS CORPORATION
                   ------------------------------------------
                                (Name of Company)

                           119 West Commercial Street
                                  P.O. Box 303
                                Lebanon, MO 65536
                            -------------------------
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS                                    AMOUNT
        -----------------------                         --------------
          11% Senior Secured                              $53,063,600
            Notes due 2003

                  Approximate date of proposed public offering:
                   As promptly as possible after the effective date of this application for qualification


                     Name and address of agent for service:

                                 Valeria Schall
                            Executive Vice President
                            All Star Gas Corporation
                           119 West Commercial Street
                                  P.O. Box 303
                                Lebanon, MO 65536

         The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment, which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Company.



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                                   AFFILIATION
                               -------------------


3.       Affiliates.
         ------------
         Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.

         Below is a list of direct and indirect subsidiaries of the Company as of December 31, 2000. Unless otherwise indicated, all of the subsidiaries listed below are wholly-owned by the Company.

                          All Star Gas Inc. of Arizona
                          All Star Gas Inc. of Arkansas
                          All Star Gas Inc. of Colorado
                        All Star Gas Inc. of Jacksonville
                        Empire Underground Storage, Inc.
                          All Star Gas Inc. of Missouri
                         Utility Collection Corporation
                        All Star Gas Field Services Corp.
                       All Star Gas Inc. of South Carolina
                          All Star Gas Inc. of Wyoming
                    All Star Gas Transports, Inc. - Missouri
                                Red Top Gas Inc.
                             Garstang Gas Co., Inc.
                               Tri-County Gas Co.
                            Ellington Propane, Inc.
                                   RTG, Inc.
                         All Star Gas Inc. of California
                           All Star Gas Inc. of Idaho
                            All Star Gas Inc. of Arma
                         All Star Gas Inc. of Louisiana
                          All Star Gas Inc. of Michigan
                       All Star Gas Inc. of North Carolina
                            All Star Gas Inc. of Ohio
                           All Star Gas Inc. of Oregon
                           All Star Gas Inc. of Texas
                         All Star Gas Inc. of Washington
                          All Star Gas Inc. of Indiana
                           All Star Gas Inc. of Nevada
                          All Star Energy Services Inc.








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                              INDENTURE SECURITIES
                       ----------------------------------


9.       Other Obligors
         ---------------------
         Give the name and complete mailing address of any person, other than the applicant, who is an obligor under the Indenture Securities.


         NAME                                     COMPLETE MAILING ADDRESS

All Star Gas Inc. of Arizona                      119 West Commercial Street
All Star Gas Inc. of Arkansas                     P.O. Box 303
All Star Gas Inc. of Colorado                     Lebanon, Missouri 65536
All Star Gas Inc. of Jacksonville
Empire Underground Storage, Inc.
All Star Gas Inc. of Missouri
Utility Collection Corporation
All Star Gas Field Services Corp.
All Star Gas Inc. of South Carolina
All Star Gas Inc. of Wyoming
All Star Gas Transports, Inc. - Missouri
All Star Gas Inc. of California
All Star Gas Inc. of Idaho
All Star Gas Inc. of Arma
All Star Gas Inc. of Louisiana
All Star Gas Inc. of Michigan
All Star Gas Inc. of North Carolina
All Star Gas Inc. of Ohio
All Star Gas Inc. of Oregon
All Star Gas Inc. of Texas
All Star Gas Inc. of Washington
All Star Gas Inc. of Indiana
All Star Gas Inc. of Nevada
All Star Energy Services Inc.











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                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, All Star Gas Corporation, a corporation organized and existing under the laws of the State of Missouri, has duly caused this Amendment No. 1 to this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunder affixed and attested, all in the City of Lebanon, and State of Missouri, on the 15th day of February, 2001.


(SEAL)                               ALL STAR GAS CORPORATION


                                     By:   /s/ Valeria Schall
                                           ---------------------------------
                                           Valeria Schall
                                           Executive Vice President



Attest:  By:   /s/ Robert L. Mathews
               ---------------------------------
               Robert L. Mathews
               Assistant Secretary